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                           July 6, 2022

       Joe Beery
       Chief Executive Officer
       LunaDNA, LLC
       10070 Mesa Rim Road
       San Diego, California 92121

                                                        Re: LunaDNA, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 6, 2022
                                                            File No. 024-11735

       Dear Mr. Beery:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Summary of Information in Offering Circular, page 5

   1. We note your response to prior comment 3. Please tell us your anticipated timeline for selling shares that
have been deemed "earned but not yet issued," further to our prior comment. Additionally,
please clarify how you handle submitted Member Data that is
                                                        validated but for which
a Subscription Agreement is never completed and if you consider this information
abandoned after a certain period of time.
 Joe Beery
FirstName
LunaDNA,LastNameJoe   Beery
             LLC
Comapany
July 6, 2022NameLunaDNA, LLC
July 6,2 2022 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

2. We note your disclosure that there is substantial doubt about your ability to continue as a going concern. Given your disclosure that your expenses have exceeded your revenues, please expand the disclosure about your liquidity (both short and long term), including a description and evaluation of your internal and external sources of liquidity. If you have identified a material deficiency in liquidity, indicate the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 9(b) of Form 1-A.
Securities Being Offered, page 47

3. In your table summarizing the rights holders of your shares will have compared to a typical public Delaware corporation, revise the row on page 48 summarizing the
         "Redemption Right" to note that no consideration will be paid to your members if their shares are redeemed.
Redemption Rights, page 55

4. We note your response to prior comment 5. We also note your disclosure on page 59 that if you determine that a certain type or class of Member Data is "no longer desirable" for the Company to maintain in any database, you may redeem shares issued for that type or class of Member Data. Revise the "Summary of Information in Offering Circular" to
         highlight that you, in your sole discretion, may elect to redeem shares for no consideration to the Member if their data is no longer desirable. Additionally, discuss what criteria you will use in determining whether a certain type of Member Data is no longer desirable.
       You may contact Patrick Faller, Staff Attorney, at (202) 551-4438, or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      John Tishler